Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

02052016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [August], 2002

MIRAE CORPORATION
(Translation of registrant's name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
REPUBLIC OF KOREA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (✓) No Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ( ) No (✓)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

The registrant files with the Korea Securities Exchange the notice dated August16, 2002. Attached is English language version of the notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2002

By______________________
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

The following table sets forth the exclusion of Lycos Korea from Mirae Corporation's affiliates.

1. The Subject Company	Company Name	Lycos Korea Inc.
	CEO	Jin-Woo Seo
	Paid in Capital (Won)	21,945,089,000
	Total Assets (Won)	67,556,576,718
	Major Business	Internet services
2. Disposed Amount (Won)		0
- Disposed Shares		0
- Share Holding After the Disposal		15.57%
3. The Affiliated Group		N/A
4. The Number of Affiliates	Before	8
	After	7
5. The Total Assets of Affiliates (Won)	Before	419,839,966,772
	After	376,672,751,534
6. The Reason of Disposal	To sell off Lycos Korea as a part of corporate restructuring process, the Company participated in a partial capital increase.	
7. The Date of Change		August 14, 2002
8. Others	1. When Lycos Korea issued a capital increase, the Company participated in a partial capital increase, 10.38 percent; therefore, Lycos Korea was excluded from the Company's affiliates. 2. The major shareholder of Lycos Korea is SK Telecom Co., Ltd. (69.31%) 3. This disclosure is an answer of the disclosure on July 13, 2002 pursuant to Korea Securities Exchange.	